EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT
Name	Place of Organization	Trade Names Used
Natural Pharmatech, Inc. (wholly owned by registrant)	British Virgin Islands
Global Health System, Inc. (wholly owned by registrant)	New York
Natural Pharmatech (Jilin China) Co., Ltd. (wholly owned by Natural Pharmatech)	People’s Republic of China
Jilin Ben Cao Tang Pharmacy Co., Ltd. (75% owned by Jilin Natural Pharmatech)	People’s Republic of China	Tianyao
Jilin Yi Cao Tang Pharmacy Co., Ltd. (95% owned by Jilin Natural Pharmatech)	People’s Republic of China	Tianyao; Tianyi
Jilin Tian Yao Drug Safety Evaluation Co., Ltd. (99.5% owned by Jilin Natural Pharmatech)	People’s Republic of China
Changchun Traditional Chinese Medicine (TCM) Technology Service Company, Ltd.	People’s Republic of China